EXHIBIT 4.3
AMENDMENT NO. 2 TO RIGHTS AGREEMENT
This Amendment No. 2 (the “Amendment”), to the Rights Agreement, dated as of May 19, 2005, as amended on November 2, 2007 (the “Rights Agreement”) is entered into as of November 4, 2008, by and between Neurobiological Technologies, Inc., a Delaware corporation (the “Corporation”), and American Stock Transfer & Trust Company, a New York corporation (the “Rights Agent”).
W I T N E S S E T H
WHEREAS, Section 25.2 of the Rights Agreement provides that the Corporation may, from time to time, supplement or amend any provision of the Rights Agreement without the approval of any holders of Rights in order to cure any ambiguity, to correct, supplement or amend any provision therein, or to make any other provision with respect to the Rights which the Corporation may deem necessary or desirable;
WHEREAS, the Rights Agreement provides that certain Persons who, together with their Affiliates and Associates, Beneficially Own 15% or more of the then outstanding shares of Common Stock shall be deemed an Acquiring Person;
WHEREAS, the Corporation wishes to amend the Rights Agreement to provide for an increase in a Person’s beneficial ownership to 20% or more of the then outstanding Common Stock of the Corporation before such Person shall be deemed an “Acquiring Person”;
NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:
1. Section 1.1 of the Rights Agreement is amended and restated as follows:
“1.1. “Acquiring Person” means any Person who or which, together with all Affiliates and Associates of that Person, without the prior approval of the Board, shall be the Beneficial Owner of 20% or more of the then outstanding shares of Common Stock (other than as a result of a Permitted Offer) or was such a Beneficial Owner at any time after the date hereof, whether or not such Person continues to be the Beneficial Owner of 20% or more of the then outstanding shares of Common Stock; provided, however, that the term “Acquiring Person” shall not include any Grandfathered Person, unless such Grandfathered Person at any time after the Grandfathered Time becomes the Beneficial Owner of a percentage of the then outstanding shares of Common Stock equal to or exceeding the Grandfathered Percentage applicable to such Grandfathered Person. Notwithstanding the foregoing, the term “Acquiring Person” shall not include (i) the Corporation, (ii) any Subsidiary of the Corporation, (iii) any employee benefit plan of the Corporation or of any Subsidiary of the Corporation, (iv) any Person organized, appointed or established by the Corporation or any Subsidiary of the Corporation for or pursuant to the terms of any such plan, or (v) any Person who or which, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 20% (or in the case of a Grandfathered Person, the Grandfathered Percentage applicable to such Grandfathered Person) or more of the then outstanding shares of Common Stock as a result of the acquisition of shares of Common Stock directly from the Corporation. Further, no Person shall be an “Acquiring Person” either (i) as a result of the acquisition of Common Stock by the Corporation which, by reducing the number of shares of Common Stock outstanding, increases the proportional number of shares beneficially owned by such Person together with all Affiliates and Associates of such Person (and for purposes of clarity in the case of a Grandfathered Person, such acquisition by the Corporation causes a Grandfathered Person to become the Beneficial Owner of a percentage of the then outstanding shares of Common Stock equal to or exceeding the Grandfathered

Percentage applicable to such Grandfathered Person); provided, however, that if (1) a Person would become an Acquiring Person (but for the operation of this sentence) (and for purposes of clarity in the case of a Grandfathered Person, such Grandfathered Person would become the Beneficial Owner of a percentage of the then outstanding shares of Common Stock equal to or exceeding the Grandfathered Percentage applicable to such Grandfathered Person), as a result of the acquisition of shares of Common Stock by the Corporation, and (2) after such share acquisition by the Corporation, such Person, or an Affiliate or Associate of such Person, becomes the Beneficial Owner of any additional shares of Common Stock, then such Person shall be deemed an Acquiring Person, or (ii) if (1) within eight days after such Person would otherwise have become an Acquiring Person (but for the operation of this sentence), such Person notifies the Board that such Person did so inadvertently and (2) within two Business Days (as defined in Section 1.9 hereof) after such notification, such Person becomes the Beneficial Owner of less than 20% (or in the case of a Grandfathered Person, the Grandfathered Percentage applicable to such Grandfathered Person) of the outstanding shares of Common Stock.”
2. Section 23.1.2 of the Rights Agreement is amended and restated as follows:
“In addition, the Board may, at its option, at any time after the occurrence of a Section 11 Event, and the expiration of any period during which the holder of Rights may exercise the Rights under Section 11.1.2, but before any Section 13 Event, redeem all, but not less than all, of the then outstanding Rights at the Redemption Price (A) in connection with any merger, consolidation or sale or other transfer (in one transaction or in a series of related transactions) of assets or earning power totaling 50% or more of the earning power of the Corporation and its Subsidiaries (taken as a whole) in which all holders of shares of Common Stock are treated alike and not involving (other than as a holder of shares of Common Stock being treated like all other such holders) an Interested Stockholder, or (B) (i) if and for so long as the Acquiring Person is not thereafter the Beneficial Owner of 20% (or in the case of a Grandfathered Person, the Grandfathered Percentage applicable to such Grandfathered Person) or more of the Common Stock, and (ii) at the time of redemption no other Persons are Acquiring Persons.”
3. By execution of this Agreement, the Corporation shall not be deemed to have compromised or waived any of its rights under the Rights Agreement.
4. Any capitalized term used herein and not defined shall have the meaning ascribed to such term in the Rights Agreement.
5. Except as expressly modified herein, all terms and conditions of the Rights Agreement shall continue in full force and effect.
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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written. This Amendment may be executed in one or more counterparts all of which shall be considered one and the same amendment and each of which shall be deemed to be an original.

ATTEST:		NEUROBIOLOGICAL TECHNOLOGIES, INC.

By:	/s/ Matthew M. Loar	By:	/s/ Paul E. Freiman

Name:	Matthew M. Loar	Name:	Paul E. Freiman
Title:	Chief Financial Officer

ATTEST:		AMERICAN STOCK TRANSFER & TRUST COMPANY, as Rights Agent

By:	/s/ Isaac Kagan	By:	/s/ Herbert J. Lemmer

Name:	Isaac Kagan	Name:	Herbert J. Lemmer
Title:	Vice President